Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261324

Prospectus Supplement No. 1

(To Prospectus dated December 13, 2021)

EMBARK TECHNOLOGY, INC.

This prospectus supplement updates, amends and supplements the prospectus dated December 13, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261324). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on February 1, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Embark Technology, Inc.’s common stock and warrants are quoted on The Nasdaq Stock Market LLC under the symbols “EMBK” and EMBKW,” respectively. On January 31, 2022, the closing price of our common stock and warrants were $3.91 and $0.60, respectively.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 31, 2022

EMBARK TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39881	85-3343695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

  424 Townsend St.
San Francisco, CA 94107

(Address of principal executive offices) (Zip Code)

(415)671-9628

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	EMBK	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	EMBKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 31, 2022, Embark Technology, Inc. (the “Company”) announced the appointment of Stephen Houghton to serve as Chief Operating Officer of the Company, effective as of January 27, 2022. Since June 2021, Mr. Houghton has served as the Company’s Chief Operations and Fleet Officer. Mr. Houghton, 42, previously served as the Head of Autonomous Vehicles (AV) Go To Market at Amazon (AWS) from November 2020 until June 2021, as Vice President of Global Markets running operations for Cruise, General Motors' Autonomous Vehicles Division from May 2016 to November 2002. Mr. Houghton also served as an active duty Officer in the United States Marine Corps. Mr. Houghton has a Master of Business Administration from Stanford Business School, a Master in Public Administration from Harvard Kennedy School of Government, and a Bachelor of Business Administration from Southern Methodist University.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Employment Agreement, dated May 15, 2021, between the Company and Stephen Houghton.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMBARK TECHNOLOGY, INC.

Date:	February 1, 2022	By:	/s/ Siddhartha Venkatesan
		Name:	Siddhartha Venkatesan
		Title:	Chief Legal Officer

Exhibit 10.1

EMBARK TRUCKS INC.

424 Townsend St, San Francisco, CA

May 15, 2021

Stephen Houghton

19621 N. 96th Pl.

Scottsdale, AZ 85255

Dear Stephen:

Embark Trucks Inc., a Delaware corporation (the “Company”), is pleased to offer you employment with the Company on the terms described below.

1.            Position. You will start in a full-time position as Chief Operations and Fleet Officer and you will initially report to the Company’s Chief Executive Officer. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2.            Place of Performance. You will not be required to relocate your primary residence to the metropolitan area of the Company’s headquarters or operations center; provided that you understand and agree that you will be required to travel from time to time for business purposes (including, without limitation, to the Company’s headquarters as appropriate to fulfill the duties set forth above in Section 1), and that at times, the Company may require extended stays away from your primary residence.

3.            Base Salary. You will be paid a starting salary at the rate of $300,000 per year, which will be paid in accordance with the Company’s standard payroll policies and subject to applicable withholdings and other required deductions.

4.            Retention Bonus. The Company will advance you $50,000 as a retention bonus (the “Retention Bonus”) on or about the first regularly scheduled payday of your employment. Such bonus will only be earned if you complete 12 months of employment following your employment start date (the “Retention Period”). If your employment terminates prior to the completion of such Retention Period, you acknowledge and agree that you will immediately return a prorated amount of the Retention Bonus (that is, an amount equal to 1/12th multiplied by  (i)  12 less (ii) the number of whole months of employment you have completed with the Company) to the Company in a check made payable to the Company.

5.            Equity Award. Subject to the approval of the Company’s Board of Directors (the “Board”), you will be granted an option or other equity award covering 250,000 shares of the common stock of the Company (or a successor thereto) (such award, the “Equity Award”). The Equity Award will vest and become exercisable at the rate of 25% of the total number of shares subject to the Equity Award on the 1-year anniversary of your start date of employment with the Company and 1/48th of the total number of shares subject to the Equity Award on each monthly anniversary thereafter, subject to your continuous service with the Company through each vesting date. You will vest in 50% of your remaining unvested Equity Award shares if (a) the Company is subject to a Change in Control before your service with the Company terminates and (b) you are subject to an Involuntary Termination (as defined below) within 12 months after that Change in Control.

The exercise price per share of the Equity Award, if applicable, will be equal to the fair market value per share of the common stock of the Company (or successor thereto) on the date the Equity Award is granted, as determined by the Board in its discretion. There is no guarantee that the Internal Revenue Service will agree with this value. You should consult with your own tax advisor concerning the tax consequences associated with accepting the Equity Award. The Equity Award will be subject to the terms and conditions set forth in the Company’s 2016 Stock Plan (or any successor equity plan of the Company) and the Company’s standard form of award agreement.

6.            Employee Benefits. As a regular employee of the Company, you will be eligible to participate in those Company-sponsored benefits generally made available to all full-time employees, including health, vision and dental insurance for you and your dependents (spouse and children), life insurance, vacation, sick leave and 401k. Notwithstanding the foregoing, the Company reserves the right to modify or terminate benefits from time to time as it deems necessary or appropriate. The Company’s employee handbook and/or benefits policy will set forth the applicable benefits plan and any changes to it.

7.            Confidential Information and Invention Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s enclosed standard Confidential Information and Invention Assignment Agreement, a copy of which is attached hereto as Attachment A.

8.            Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause or notice. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company’s Chief Executive Officer.

9.            Severance Pay.

(a)          General. If you are subject to an Involuntary Termination, then you will be entitled to the benefits described in this Section 9. However, this Section 9 will not apply unless you (i) have returned all Company property in your possession, (ii) have resigned as a member of the Boards of Directors of the Company and all of its subsidiaries, to the extent applicable, and (iii) have executed a general release of all claims that you may have against the Company or persons affiliated with the Company. The release must be in the form prescribed by the Company, without alterations. You must execute and return the release on or before the date specified by the Company in the prescribed form (the “Release Deadline”). The Release Deadline will in no event be later than 50 days after your Separation. If you fail to return the release on or before the Release Deadline, or if you revoke the release, then you will not be entitled to the benefits described in this Section 9.

(b)         Salary Continuation. If you are subject to an Involuntary Termination, then the Company will continue to pay your Base Salary for a period of 6 months after your Separation. Your Base Salary will be paid at the rate in effect at the time of your Separation and in accordance with the Company’s standard payroll procedures. The salary continuation payments will commence within 60 days after your Separation and, once they commence, will include any unpaid amounts accrued from the date of your Separation. However, if the 60-day period described in the preceding sentence spans two calendar years, then the payments will in any event begin in the second calendar year.

10.          Outside Activities. During the period of your employment, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company during your period of employment.

11.          Tax Matters.

(a)          Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.

(b)         Section 409A. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each salary continuation payment under Section 9(b) is hereby designated as a separate payment. If the Company determines that you are a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) the salary continuation payments under Section 9(b), to the extent that they are subject to Section 409A of the Code, will commence on the first business day following (A) expiration of the six-month period measured from your Separation or (B) the date of your death and (ii) the installments that otherwise would have been paid prior to such date will be paid in a lump sum when the salary continuation payments commence.

(c)          Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board related to tax liabilities arising from your compensation.

12.          Miscellaneous.

(a)          Definitions. The following terms have the meaning set forth below wherever they are used in this letter agreement:

(i)           “Cause” means (A) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (B) your material breach of any agreement between you and the Company, (C) your material failure to comply with the Company’s written policies or rules, (D) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State, (E) your gross negligence or willful misconduct, (F) your failure to perform assigned duties from the Company’s Board of Directors or (G) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

(ii)          “Change in Control” means (A) the consummation of a merger or consolidation of the Company with or into another entity or (B) the dissolution, liquidation or winding up of the Company. The foregoing notwithstanding, a merger or consolidation of the Company does not constitute a “Change in Control” if immediately after the merger or consolidation a majority of the voting power of the capital stock of the continuing or surviving entity, or any direct or indirect parent corporation of the continuing or surviving entity, will be owned by the persons who were the Company’s stockholders immediately prior to the merger or consolidation.

(iii)         “Involuntary Termination” means either (A) your Termination Without Cause or (B) your Resignation for Good Reason.

(iv)         “Resignation for Good Reason” means a Separation as a result of your resignation within 12 months after one of the following conditions has come into existence without your consent: (A) A reduction in your base salary by more than 10% (other than in connection with similar decreases of other officers of the Company); (B) A material diminution of your authority, duties or responsibilities; provided however, that neither: (1) a change in your manager to an executive designated by the Chief Executive Officer to be responsible for your function shall constitute Good Reason or (2) a change in your position following a Change in Control shall constitute Good Reason so long as you retain substantially the same duties and responsibilities of a division, subsidiary or business unit that constitutes substantially the same business of the Company following the Change in Control; or (C) A material change in your role or responsibilities requiring a relocation of your principal workplace by more than 50 miles. A Resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within 45 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving your written notice.

(v)          “Permanent Disability” means that you are unable to perform the essential functions of your position, with or without reasonable accommodation, for a period of at least 120 consecutive days because of a physical or mental impairment.

(vi)         “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended.

(vii)        “Termination Without Cause” means a Separation as a result of a termination of your employment by the Company without Cause, provided you are willing and able to continue performing services within the meaning of Treasury Regulation 1.409A-1(n)(1).

(b)          Governing Law. The validity, interpretation, construction and performance of this letter, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of state of California, without giving effect to principles of conflicts of law.

(c)          Entire Agreement. This letter sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

(d)         Counterparts. This letter may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile copy will have the same force and effect as execution of an original, and a facsimile signature will be deemed an original and valid signature.

(e)          Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents or notices related to this letter, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to you by applicable securities law or any other law or the Company’s Certificate of Incorporation or Bylaws by email or any other electronic means. You hereby consent to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agree to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[Signature Page Follows]

If you wish to accept this offer, please sign and date this letter and the attached Confidential Information and Invention Assignment Agreement and return them to me. As required by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States as well as passing a background check and providing references as may be required by the Company. This offer, if not accepted, will expire at the close of business on May 18, 2021.

We look forward to your favorable reply and to working with you at Embark!

Very truly yours,

EMBARK TRUCKS INC.

/s/ Alex Rodrigues
Alex Rodrigues, CEO

ACCEPTED AND AGREED:

Stephen Houghton

/s/ Stephen Houghton
(Signature)

5/15/2021
Date

Anticipated Start Date: May 31, 2021

Attachments:
Attachment A: Confidential Information and Invention Assignment Agreement

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